Keane Financial, LLC

Statement of Financial Condition
(Confidential Pursuant to Rule 17a-5(e)(3))
Year Ended December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Keane Financial, LLC

Contents







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keane Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 1707
(No. and Street)

New York (City) NY (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Yeates (646) 564-9227
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLi LLP
(Name – *if individual, state last, first, middle name*)

170 N. Radnor Chester Road, Suite 200 (Address) Radnor (City) PA (State) 19087 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Yeates _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Keane Financial, LLC _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

JACQUELYN M. BURROWS
NOTARY PUBLIC OF NEW JERSEY
ID # 50112604
My Commission Expires Sept. 13, 2024

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Managing Member
of Keane Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keane Financial, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Keane Financial, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Keane Financial, LLC's management. Our responsibility is to express an opinion on Keane Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Keane Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wipfli LLP

Wipfli LLP

We have served as Keane Financial LLC's auditor since 2016.

Radnor, Pennsylvania
March 1, 2021

Keane Financial, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash segregated under Federal and other regulations	$355,113
Cash and cash equivalents	383,331
Receivable - other	55,910
Due from Parent	40,844
Other assets	3,406
	$838,604

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities	241,224
Due to Parent	17,451
Total Liabilities	258,675
Commitments (Note 3)	
Member's Equity	579,929
	$838,604

See accompanying notes to financial statements.

Keane Financial, LLC

Notes to Statement of Financial Condition

1. Business

Keane Financial, LLC ("Company"), is engaged in assisting the Company's indirect parent Venio LLC ("Venio"), to update security holder accounts, exchange, or tender shares registered to inactive, deceased, untendered or lost security holders. Venio performs its services at the request of transfer agents or issuers. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was a wholly-owned subsidiary of Keane UPRR, LLC, which is a wholly owned subsidiary of Venio. On December 21, 2020, Venio sold the Company to Abandoned Property Advisors LLC ("APA") which became the new Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Revenue Recognition

The Company recognizes revenue from its services as provided to Venio or APA under the terms of its Brokerage Service Agreement. Under the Brokerage Service Agreement, the Company's revenue is in the form of a monthly administrative fee plus per item or value based processing fees (depending on which transfer agent the item is processed through). Through June 30, 2020, the transaction price is a monthly administrative fee of $150,000 plus per item fees (depending on the transfer agent) and transactional processing fees of .9% of the net asset value of all cash received by the Company in its cash account from providing such services. From July 1, 2020 through December 31, 2020, the monthly administrative fee changed to $75,000 plus per item fees (depending on the transfer agent) and transactional processing fees of .9% of the net asset value of all cash received by the Company in its cash account from providing such services. The Company recognizes revenue when it satisfies the performance obligations to Venio or APA.

Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state or local income taxes has been made in the accompanying financial statements, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with Keane Holdings Inc. and its wholly owned subsidiary Venio Holdings Corp. the 100% owner of Venio, which, as stated previously, is the 100% owner of the Parent. Effective December 21, 2020, APA purchased 100% of the equity interests in the Company and bears the responsibility for the provision for income taxes.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2020, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Commissions

The Company does not earn commissions, but rather all revenue is earned from Venio or APA under the Brokerage Service Agreement more fully described under the Revenue Recognition and Related Party Transactions sections. Commissions the Company pays, and related expenses, are recorded on a trade-date basis as securities transactions occur.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined under Rule 15c3-1, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to regulatory net capital ratio would exceed 10 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company has a minimum regulatory net capital requirement of $250,000. As of December 31, 2020, the Company had regulatory net capital of $479,153. The regulatory net capital ratio was .54 to 1 at December 31, 2020.

Notes to Statement of Financial Condition

4. Cash Segregated Under Federal and Other Regulations

At December 31, 2020, cash of $355,113 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), Venio or APA provides certain administrative, operating and other services (including serving as the employer of all full-time and shared Company employees) for which the costs are allocated to the Company. Venio and APA also pay expenses of or attributable to the Company under the Agreement and the Company reimburses Venio or APA. The Company owes APA $17,451, and Keane $32,228 which are included in the statement of financial condition as of December 31, 2020. The financial statements may not be indicative of the results of the Company on a stand-alone basis.

Under a written Brokerage Service Agreement, the Company provides such services as are necessary for Venio or APA to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing broker; and taking receipt of sale proceeds, re-issued dividends and proceeds that represent only Venio's fee in the Company's cash account; segregating Venio's or APA's fees from customer funds and delivering the fees to Venio or APA on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. As of December 31, 2020, $40,844 is included in Due from Parent and $55,910 is included in Receivable - other in the statement of financial condition related to the Agreement.

6. Member's Equity

The Company has 1,000 authorized membership units, all of which are owned by APA as of December 31, 2020.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2021, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement. On February 10, 2021, the Company changed its name to APA Securities, LLC.

Keane Financial, LLC

8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.